GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

8 February 2005

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA



Dear Sirs, New GKN PLC

~~GKN plc~~ – Deutsche Bank Notification of Major Interest in Shares

For your information I enclose a copy of the above announcement.

Yours faithfully,

David Pavey
Assistant Company Secretary

Enc

82 - 5204

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company	2. Name of shareholder having a major interest
GKN PLC	DEUTSCHE BANK AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
SHAREHOLDER NAMED IN 2	DEUTSCHE BANK AG – 22,891,910

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued class
NOT KNOWN	NOT KNOWN		

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY SHARES OF 50P EACH	NOT KNOWN	04 FEBRUARY 2005

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
22,891,910	3.16%

14. Any additional information	15. Name of contact and telephone number for queries
	CHRIS WINTERS – 01527 533383

16. Name and signature of authorised company official responsible for making this notification
CHRIS WINTERS SENIOR SECRETARIAL ASSISTANT
Date of notification 07 FEBRUARY 2005